UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of November 19, 2007

Commission File Number 0-31481

Carthew Bay Technologies Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500 Toronto, Ontario, Canada M5J 2T7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

November 19, 2007

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Carthew Bay Technologies for the quarters ended September 30, 2007 and 2006. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2006 and Management’s Discussion and Analysis for the year ended December 31, 2006.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Overview and Business of Carthew Bay Technologies

Founded in 1983, Carthew Bay Technologies Inc. (formerly Astris Energi Inc.) had become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company ceased being a developer of fuel cell technology with the sale of substantially all of its assets. (see further explanation below).

Based in Toronto, Canada, the Company became public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol CWBYF.

It is Management’s objective to utilize the cash proceeds from the Asset Sale, its significant residual tax losses and its US public listing to seek out a new business opportunity. The Company believes that it is in an attractive position to do so given the collective business experience and networks of the new management group as well as Directors. Management is currently evaluating a number of attractive opportunities.

Developments During the three months ended September 30, 2007

On August 1, 2007 the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company which is a wholly owned subsidiary of MKU Cyprus Ltd., formerly referred to as Green Shelters Innovations Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for Astris to purchase for nominal consideration ($1.00) 4,248,750 shares recently acquired by ACME Global Inc. for US$.08 per share, total US$339,900 ($384,024 Canadian): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007. Peter Nor has resigned as an officer of the Company effective July 31, 2007. Director Michael Liik has become the new President & CEO and Director Brian Clewes has become the new CFO, Secretary & Treasurer of the Company.

In addition, the company changed its name to Carthew Bay Technologies Inc. on August 17, 2007 with the Ministry of Government Services Ontario.

Outlook

This Outlook section contains certain Forward-Looking Statements. By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1.

Given the sale of substantially all of the assets of the Company to MKU Canada Inc., the Company will look to utilize its publicly traded vehicle with remaining cash of approximately $2,700,000, no debt, and substantial tax loss carry forwards, with the sole intention of creating shareholder value. The Company intends to evaluate different proposals which may include merging or acquiring companies that may or may not be related to the fuel cell industry. The Company will continue to keep shareholders appraised through news releases and filings with the relevant Canadian and US securities commissions.

Financial Review

The following is a review of the key performance measurements from the income statement for the three months ended September 30, 2007 and September 30, 2006.

Revenue

For the quarter ended September 30, 2007, revenue from the sale of fuel cells and related products, contract work and interest was $16,826 compared with $10,423 for the same period in 2006. For the nine months ended September 30, 2007, sales amounted to $2,153 in Canada, $61,597 to the United States and $Nil to the rest of the world . Sales of fuel cells and related products for the same period in 2006 amounted to $953 in Canada, $57,325 in the United States and $12,090 to the rest of the world.

Expenses

For the quarter ended September 30, 2007, the company recorded a gain from the sale of assets and forgiveness of previously recorded expenses totaling $3,399,708. Expenses for the period were $633,908 compared to $1,085,169, in the same period in 2006. The reason for this decrease was the timing of the sale of the assets occurring one month into the quarter. The statements record only one month of activity as against three months in 2006. Professional fees relating to the sale are reflected in the third quarter of 2007.

Net Profit  for the quarter ended September 30, 2007

Carthew Bay Technologies Inc. reported a net gain of $3,224,202 (a gain of $0.063 per share basic and diluted) for the quarter ended September 30, 2007 compared to a loss of $527,824 (a loss of $0.011 per share basic and diluted) for the quarter ended September 30, 2006. This profit is solely the resulting gain on the sale of the assets along with the forgiveness of previously recorded expenses.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table below)

Liquidity and Capital Resources

Carthew Bay Technologies Inc. had an operating cash flow of $2,517,605 in 2007 compared to a cash flow of $372,535 in 2006. The positive cash flows in 2007 were due to the sale of the assets to MKU Canada Inc. In 2006, the cash flows were the result of the issuance of the US$ Convertible Debentures.

At period end September 30, 2007, Carthew Bay Technologies Inc. had assets of $2,690,157 compared to the $1,905,215 of assets in 2006.

Off-balance-sheet arrangements

Carthew Bay Technologies Inc. does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2007		2006
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	48,131,669	11,205,002	37,906,569	10,030,096
-in exchange for consulting and
professional fees and expenses from
non-related parties	-	-	2,816,448	493,384

-in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	2,095,632	333,533
Conversion of advances payable	4,248,750	384,023	-	-
Conversion of US$ Debentures	899,280	29,567	2,071,582	168,050
Conversion of Can$ Debentures	-	-	275,998	20,740
Repurchase of shares from Acme Global	(4,248,750)	(907,278)	-	-
Repurchase of shares from dissenting shareholders	(80,000)	(17,083)	-	-
Allocation for warrants to US Debenture holders	-	-	-	(622,119)
	1,848,652	(359,354)	7,259,660	393,588

as at September 30	50,789,681	10,845,648	44,166,229	10,423,684

Business Risks

Until the sale of substantially all of its assets Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) was a late-stage development company entering the pilot production phase, and there were a number of relevant business risks at that stage of development, and within the fuel cell industry generally. With the completion of the sale of assets on August 1, 2007, these risks are no longer of concern. Please refer to the MD&A for the six months ended June 30, 2007 and the MD&A for the year ended December 31, 2006 for a complete description of the risks inherent at those dates.

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended Sept 30, 2007	Three months ended June 31, 2007	Three months ended Mar. 31, 2006	Three months ended Dec. 30, 2006	Total

(expressed in $Cdn)

Revenue	16,826	(3,361)	45,979	15,547	74,991

Gain (expenses)	3,207,376	(778,242)	(481,828)	119,968	2,067,092

Gain (net loss)	3,224,202	(781,603)	(435,849)	135,515	2,142,265

Gain (loss) per Common Share)	.063	(0.021)	(0.009)	0.027	0.06

CARTHEW BAY TECHNOLOGIES INC. Interim Financial Statements

(Canadian Dollars)
(Unaudited -See Notice to Reader)
September 30, 2007 and 2006

Notice to Reader
Regarding the financial statements for the six months ended June 30, 2007 and 2006

The accompanying interim balance sheets of Carthew Bay Technologies Inc. as at September 30, 2007 and the interim statements of operations and deficit and cash flows for the nine months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2006 audited financial statements of Astris Energi Inc.

“Brian D. Clewes”
Chief Financial Officer

Toronto, Canada
November 19, 2007

CARTHEW BAY TECHNOLOGIES INC.	Statement I
Interim Balance Sheet
(Canadian Dollars)
(Unaudited -See Notice to Reader)

	Sept 30,	Dec 31,	Sept 30,
	2007	2006	2006
Assets
Current
Cash and Short Term deposits	$2,539,686	$22,081	$400,392
Receivables	-	3,780	4,386
Prepaid expenses and deposits	125,000	140,205	99,632
Government Tax receivable	25,471	-	16,996
Inventory	-	32,127	-
	$2,690,157	$198,193	$521,406
Debt discount on $US and $Cdn Debentures	-	-	346,629
Deferred Debenture Financing Costs	-	959,787	430,207
Property, Plant & Equipment	-	580,110	557,757
Technology and Patent Costs	-	28,128	49,216
	$2,690,157	$1,766,218	$1,905,215
Liabilities
Current
Accounts payables and accrued liabilities	$118,000	$425,845	$626,907
Advances payable	-	262,250	-
Derivative liability	-	616,894	-
Deferred revenue	-	10,628	10,214
Current portion of obligation under capital lease	-	10,554	-
	$118,000	$1,326,171	$637,121
Long Term
Obligation under capital lease	-	28,360	-
$Can Convertible Debenture @ 10% due April 9, 2009	-	127,703	400,000
$US Convertible Debenture @ 10% due April 9, 2009	-	337,205	1,506.600
	$-	$493,268	$1,906,600
	$118,000	$1,819,439	$2,543,721
Shareholders' Equity (Deficiency)
Share capital (Note 7(a))	10,845,648	11,205,002	10,423,684
Contributed surplus (Note 7(c))	6,161,472	5,183,490	5,515,038
Deficit	(14,434,963)	(16,441,713)	(16,577,228)
	$2,572,157	$(53,221)	$(638,506)
	$2,690,157	$1,766,218	$1,905,215

CARTHEW BAY TECHNOLOGIES INC.	Statement II
Interim Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited -See Notice to Reader)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Revenues
Sales	$16,826	$10,423	$59,444	$70,368
Total	$16,826	$10,423	$59,444	$70,368

Expenses
Research and Development	$162,781	$188,996	$528,017	$720,654
Government R&D Earned	-	(30,688)	(247,822)	(107,710)
General and administrative	103,134	185,764	631,749	816,724
Net Option and warrant expense	58,422	-	58,422	423,219
Net currency expense	220,132	-	99,272	-
Professional fees	147,861	71,181	354,860	219,287
Interest	(87,631)	49,524	18,441	92,376
Debenture Financing Costs	(378,477)	71,417	-	102,476
Amortization of Long lived Assets	(33,994)	22,053	9,359	59,279
Gain on the sale of assets (note 1)	(3,399,604)		(3,399,604)
	$(3,207,376)	$538,247	$(1,947,306)	$2,326,305
Net gain (loss) for the period	3,224,202	(527,824)	2,006,750	(2,255,937)

Deficit, beginning of period	(17,659,165)	(16,049,404)	(16,441,713)	(14,321,291)

Deficit, end of period	$(14,434,963)	$(16,577,228)	$(14,434,963)	$(16,577,228)

Gain (loss) per common share, basic and diluted	$.063	$(0.011)	$0.0394	$(0.053)

CARTHEW BAY TECHNOLOGIES INC.	Statement III
Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited -See Notice to Reader)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Operating
Gain (loss) for the period	$3,224,202	$(527,824)	$2,006,750	$(2,255,937)
Items not requiring cash
Depreciation and amortization of
Capital Assets	(33,994)	22,053	9,359	59,279
Amortization of Debenture
Financing costs	(378,477)	44,724	-	75,783
Imputed Interest	(87,631)	26,693	-	26,693
Consulting and professional fees
paid in capital stock to non-related
parties	-	33,870	-	493,382
Consulting fees paid in capital stock
to related parties	-	51,000	151,415	333,533
Net Warrants and Options issued for
services	58,422	-	58,422	423,219
Unrealized foreign exchange variance	(216,699)	10,975	-	10,975
Gain on sale of assets	(3,399,604)		(3,399,604)
Other	-	1,879	-	35,531
Net change in non-cash working capital
balances related to operations (Note 8)	(298,424)	92,253	(332,316)	63,462
	(1,132,205)	(244,377)	(1,505,974)	(734,080)
Investing
Purchase of property, plant and
equipment and Patent technology	-	(41,320)	-	(59,896)
Deferred financing costs for US$ debentures	-	-	-	(505,989)
Proceeds from sale of assets	3,298,368	-	3,298,268	-
	3,298,368	(41,320)	3,298,268	(565,885
Financing
Repayment of obligations under Capital		-
Lease	(33,234)		(38,913)	-
Proceeds from advances payable	110,000	-	764,224	-
Issuance of $US 10% Convertible
Debentures	-	-	-	1,672,500
	76,766	-	725,311	1,672,500
Net increase (decrease) in cash during period	2,242,929	(285,697)	2,517,605	372,535
Cash, beginning of period	296,757	686,089	22,081	27,857
Cash, end of period	$2,539,686	$400,392	$2,539,686	$400,392

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

1.	DESCRIPTION OF BUSINESS

On August 1, 2007, the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company which is a wholly owned subsidiary of MKU Cyprus Ltd., formerly referred to as Green Shelters Innovations Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for Astris to purchase for nominal consideration ($1.00) 4,248,750 shares recently acquired by ACME Global Inc. for US$.08 per share, total US$339,900 ($384,024 Canadian): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007. Peter Nor has resigned as an officer of the Company effective July 31, 2007. Director Michael Liik will become the new President & CEO and Director Brian Clewes will be the new CFO, Secretary & Treasurer of the Company.

In addition, the company changed its name to Carthew Bay Technologies Inc. on August 17, 2007 with the Ministry of Government Services Ontario.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet as at September 30, 2007 and the unaudited interim statements of operations and deficit and cash flows for the nine months ended September 30, 2007 and 2006, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2006. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. These unaudited interim financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Prepaid Expenses and Deposits

Prepaid expenses represent the ten month portion of directors’ fees based on the annual entitlement of $25,000 each for six directors.

Income Taxes

Income taxes are recorded using the liability method. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

Interest Rate Risks.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

Foreign Exchange Risks

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Gain and Loss per share

Basic gain and loss per share is calculated on the weighted average number of common shares outstanding during the year. The diluted gain or loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

4.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Amounts owing to Directors and Officers

	Position in	Purpose of
Entity	Company	Liability	Amount	Amount
			2007	2006
Fortius Research and Trading	Controlled by A.D	Consulting Fees	-	6,625
Michael Liik	Director	Director's Fees	25,000	-
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	-	25,000
Brian Clewes	Director	Director's Fees	25,000	-
Christopher Besant	Director	Director's Fees	25,000	-
Macnor Corp	Controlled by J.N.	Consulting Fees	-	38,613
Howard Drabinsky	Director	Director's Fees	25,000	-
			100,000	70,238

(b)	Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in
Entity	Company	2007	2006
Gary Brandt	Director	-	4,000
Brian Clewes	Director	42,755	4,000
397230 Ontario Ltd.	Controlled by B.C.	20,000	-
Anthony Durkacz	Director & Officer	9,059	4,000
Christopher Besant	Director	5,167	-
Howard Drabinsky	Director	5,167	-
Richard Callander	Director	5,167	-
Fortius Research and Trading	Controlled by A.D	48,733	77,150
Arthur Laudenslager	Director	39,873	4,000
Liikfam Holdings Inc.	Controlled by M.L.	78,333	75,000
Macnor Corp re; Jiri Nor	Controlled by J.N.	93,331	123,331
Macnor Corp re; Peter Nor	Controlled by J.N.	56,000	74,000
Michael Liik	Director	41,106	4,000
Jiri Nor	Director & Officer	9,059	4,000
David Ramm	Director	-	2,000
Total		453,750	375,481

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

6.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $9,503,000. If unused, these tax losses will expire as follows:

2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	3,030,000
2016	1,052,000

In addition, the Company has non-deducted scientific research and development expenditures amounting to approximately $1,759,000 which have no expiry.

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital consists of the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

	2007		2006
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued as at January 1	48,131,669	11,205,002	37,906,569	10,030,096
issued during the period to September 30
- in exchange for consulting and
professional fees and expenses from
non-related parties	-	-	2,816,448	493,384
- in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	2,095,632	333,533
- Conversion of advances payable	4,248,750	384,024
- Conversion of US$ Debenture	899,280	29,567	2,071,582	168,050
- Conversion of Can $ Debenture			275,998	20,740
- Allocation of warrants for $US
debenture holders	-	-	-	(622,119)
- Repurchase of shares from Acme
Global Inc	(4,248,750)	(907,278)
- Repurchase of shares from
dissenting Shareholders	(80,000)	(17,083)
	1,848,652	(359,354	)7,259,660	393,588
Balance, as at September30	50,789,681	10,845,648	45,166,229	10,423,684

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

The weighted average number of shares outstanding during 2007 is 52,419,826 and 2006 was 42,281,376. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

(b)	Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In the six months ended September 30, 2007, the Company issued 1,838,732 (2006-1,798,480) shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		$Value	Number
Name	Date	of Shares	of Shares	Services Performed
Liikfam Holdings	Mar 16	41,667	505,983	Finance/Consulting 4th quarter 2006
Jiri Nor	Mar 16	5,059	61,431	2007 Director’s Compensation
Arthur Laudenslager	Mar 16	32,103	389,845	2007 Director’s Compensation
Michael Liik	Mar 16	32,941	400,021	2007 Director’s Compensation
Brian Clewes	Mar 16	34,588	420,021	2007 Director’s Compensation
Anthony Durkacz	Mar 16	5,059	61,431	2007 Director’s Compensation
		151,416	1,838,732

(c)	Contributed surplus consists of the following:

	2007	2006
Contributed Surplus, January 1	5,183,490	4,062,739

Purchase of shares from dissenting shareholders	12,283
Purchase of shares from Acme Global Inc	907,277	-
Deferred debt discount -$US and $Cdn debentures		373,323
Valuation of settlement options	33,567	-
Valuation of incentive options	24,855	-
Warrants issued to non-related parties	-	265,735
Warrants issued to debenture holders	-	813,242
Contributed Surplus, September 30th ,	6,161,472	5,515,038

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(d)	Common stock issued for cash

For the nine months ended September 30, 2007 and 2006, there were no shares issued for cash.

(e)	Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

(i)	Stock options granted:

During the nine months ended September 30, 2006 the Company issued an option for 50,000 shares at a strike price of $US .014 expiring January 16, 2009 to an outside consultant.

On September 6, 2007 the directors were granted the following options under the following terms.

Arthur Laudenslager --	508,697
Richard Callander --	508,697
Chris Besant --	508,697
Howard Drabinsky --	508,697
Brian Clewes --	2,034,788
Michael Liik --	3,052,182

The Option price is US$ 0.027. The latest exercise date is September 6, 2012. The earliest exercise date is the Vesting Date. The Vesting date is the date of the successful completion of the acquisition of a suitable company.

Under the Settlement Option Agreement, five year options at US$ 0.021 have been issued and vested as follows:

Jiri Nor -	750,000
Peter Nor -	375,000
Anthony Durkacz --	375,000

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(ii)	Stock Options exercise:

For the nine months ended, September 30, 2007 and 2006, no stock options were exercised.

(iii)	Stock options expired or forfeited (see table in (e) (v)) With the sale of the assets on August 1, 2007, all options existing at that date were cancelled.

(iv)	Summary Table

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$
Balance, January 1, 2007	3,818,840	0.24
Granted	8,621,758	0.0256
Exercised	nil	nil
Cancelled	(3,818,840)	(0.24)
Balance, September 30, 2007	8,621,758	0.0256

(v)	Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.30%, expected life of five years, expected volatility of 396%, the closing rate of exchange on the issue date and no dividends.

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(f)	Common share purchase warrants

7,670,010 warrants were outstanding as at September 30th, 2007 as follows:

Recipient	Issue Date	Expiry Date	Number of Warrants	Exercise Price

661399 Ontario Inc.	Nov 1, 2002	Nov 1, 2007	50,000	U.S. $0.50
661399 Ontario Inc.	Nov 30, 2002	Nov 30, 2007	450,000	U.S. $0.50
Belcor Development Corporation	Dec 3, 2004	Dec 3, 2007	166,700	U.S. $0.60
Matthew Chipman	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Belcor Development Trust	Mar 24, 2006	Mar 22, 2009	88,900	U.S. $0.19
Belcor Development Corporation	Mar 24, 2006	Mar 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr 12, 2009	1,500,000	U.S. $0.19
Ardour Capital Investments LLP	Apr 10, 2006	Apr 9, 2009	185,000	U.S. $0.27
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	600,000	U.S. $0.20
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	366,700	U.S. $0.19
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	19,300	U.S. $0.19
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	141,132	U.S. $0.20
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	5,428	U.S. $0.20
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	229,187	U.S. $0.30
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	12,063	U.S. $0.30
			7,670,010

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

8.	STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
Net change in non-cash operating working capital	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Decrease (increase) in receivables	1,417	$2,115	$3,780	$109,914
Decrease (increase) in prepaid expenses	(43,328)	21,273	(24,279)	68,877
Decrease (increase) in government receivables	(6,730)	10,510	(25,471)	24,843
Decrease (increase) in advances to related parties	(50,000)	-	-	-
Decrease (increase) in inventory	-	-	32,127	13,657
Increase (decrease) in payables and accruals	(459,009)	48,141	(307,845)	(146,187)
Increase (decrease) in deferred taxes	(12,743)	-	-	-
Increase (decrease) in unallocated gov’t grants	271,733	-	-	-
Increase (decrease) in deferred revenue	-	10,214	(10,628)	(7,642)
	$(298,424)	$92,253	$(332,316)	$63,462

9.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Carthew Bay Technologies Inc.
Notes to the Interim Financial Statements
(Canadian dollars unless otherwise stated)
(Un-audited - See Notice to Reader September 30, 2007 and 2006)

10.	STATEMENT OF EQUITY

	Number of	Consideration	Contributed	Accumulated
	Shares Issued	Amount	Surplus	Deficit	Total
Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	$(14,321,291)	$(288,456)
Consulting fees to non-related
parties	2,925,114	496,393	-		496,393
Consulting fees to related
parties	2,616,311	374,533	-		374,533
Net warrant/option expense	-	-	1,120,751		1,120,751
Conversion of $CDN Convertible
Debentures	275,998	20,740	-		20,740
Conversion of $US Convertible
Debentures	4,407,677	283,240	-		283,240
Loss for the year				$(1,728,113)	$(1,728,113)
Balance December 31, 2006	48,131,669	$11,205,002	$5,183,490	$(16,441,713)	$(53,221)

Consulting fees to related parties	1,838,731	151,415			151,415
Conversion of $US Convertible
Debentures	899,281	29,568			29,568
Conversion of Advances payable	4,248,750	384,024			384,024
Repurchase of shares - Acme Global	(4,248,750)	(907,278)	908,277		(1)
Repurchase of shares -dissenting
shareholders	(80,000)	(17,083)	12,283		(4,800)
Valuation of settlement options			33,567		33,567
Valuation of incentive options			24,855		24,855

Gain for the period				2,006,750	2,006,750

Balance September 30th , 2007	50,789,681	$10,845,648	$6,161,472	$(14,434,963)	$2,572,157

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at March 31, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

CARTHEW BAY TECHNOLOGIES INC. (Registrant)

Dated: November 19, 2007	By:	/s/ Michael Liik
Michael Liik, President and CEO

CARTHEW BAY TECHNOLOGIES INC. (Registrant)

Dated: November 19, 2007	By:	/s/ Brian Clewes
Brian Clewes, CFO, Secretary and Treasurer